    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 2002.



                                                     REGISTRATION NO. 333-96657.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           -------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           -------------------------
                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
             (Exact Name of Registrant as Specified in its Charter)

                WASHINGTON                           601 WEST FIRST AVENUE                            91-0609840
     (State or other jurisdiction of             SPOKANE, WASHINGTON 99201-5015          (I.R.S. Employer Identification No.)
      incorporation or organization)                     (509) 838-3111

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        C. PAUL SANDIFUR, JR., PRESIDENT
                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                             601 WEST FIRST AVENUE
                         SPOKANE, WASHINGTON 99201-5015
                                 (509) 838-3111
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

                           ROBERT J. AHRENHOLZ, ESQ.
                             MICHAEL J. ZIEG, ESQ.
                                 KUTAK ROCK LLP
                       717 SEVENTEENTH STREET, SUITE 2900
                             DENVER, COLORADO 80202
                                 (303) 297-2400

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
          TITLE OF EACH CLASS OF                AMOUNT TO BE      OFFERING PRICE PER       AGGREGATE           REGISTRATION
        SECURITIES TO BE REGISTERED            REGISTERED(2)             UNIT         OFFERING PRICE(1)(2)        FEE(3)
-------------------------------------------------------------------------------------------------------------------------------
Preferred Stock, Series E-7................   6,000,000 Shares           $25              $150,000,000           $13,800
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).


(2) Includes 4,000,000 shares of preferred stock that remain unsold and is being carried forward from Registration Statement No. 333-73018 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $9,200 was previously paid. Upon being declared effective, this registration statement shall constitute a post-effective amendment to Registration Statement No. 333-73018. Includes an indeterminate amount of securities that may be offered solely for market-making purposes by an affiliate of the registrant.



(3) A filing fee of $9,200 was previously paid for the 4,000,000 shares of preferred stock carried forward from Registration Statement No. 333-73018 pursuant to Rule 429. Pursuant to Rule 457(q), no filing fee is required for the indeterminate amount of securities that may be offered solely for market-making purposes by an affiliate of the Registrant.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus and the information contained in it are subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.


                  SUBJECT TO COMPLETION DATED AUGUST 13, 2002


PROSPECTUS

                   (METROPOLITAN MORTGAGE & SECURITIES LOGO)

 UP TO 6,000,000 SHARES OF VARIABLE RATE CUMULATIVE PREFERRED STOCK, SERIES E-7

We are offering variable rate cumulative preferred stock with the following terms:

- The preferred stock is subordinate to all of our debt, including our notes and debentures.

- We expect preferred stock dividends to be declared monthly. The dividends will be cumulative. The dividend rate will be adjusted each month according to a variable rate formula. The annualized dividend rate will be equal to the sum of (1) the highest of the three-month U.S. Treasury Bill rate, the 10-year constant maturity rate or the twenty year constant maturity rate, each as described in this prospectus; plus (2) 0.50%. In addition to the annual dividend rate described above, our board of directors has authorized a dividend of an additional 2.65% annually on the preferred stock. This additional amount may be eliminated or reduced at any time. The annual dividend rate, after applying any additional rates authorized by our board of directors, will never be less than 6% nor more than 14%.

- The preferred stock has a liquidation preference of $25 per share.

- We may redeem the preferred stock, in whole or in part, at any time at a price of $25 per share plus the amount of any declared but unpaid dividends.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 11 IN THIS PROSPECTUS.

                                                              PER PREFERRED SHARE      TOTAL
                                                              -------------------   ------------
Public Offering Price.......................................        $25.00          $150,000,000
Maximum sales commissions...................................        $ 1.50          $  9,000,000
Maximum proceeds to Metropolitan (before expenses)*.........        $23.50          $141,000,000

---------------

* Assumes the maximum sales commission of 6%.

- Although the preferred stock is listed on the American Stock Exchange under the symbol "MPD.pr," an active trading market for the preferred stock may not develop.

- We are offering the preferred stock on a continuous, best efforts basis, and there is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

- We will not sell any preferred stock under this prospectus after July 31, 2003.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     After completion of this offering, our affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time. This prospectus may be used by our affiliates in connection with offers and sales of the preferred stock in market-making transactions.


                    METROPOLITAN INVESTMENT SECURITIES, INC.

                The date of this prospectus is           , 2002.

                               TABLE OF CONTENTS


PROSPECTUS SUMMARY..........................................     3
RISK FACTORS................................................    11
FORWARD-LOOKING STATEMENTS..................................    13
USE OF PROCEEDS.............................................    13
DESCRIPTION OF SECURITIES...................................    14
MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................    21
PLAN OF DISTRIBUTION........................................    22
LEGAL MATTERS...............................................    23
EXPERTS.....................................................    23
AVAILABLE INFORMATION.......................................    24
INCORPORATION OF DOCUMENTS BY REFERENCE.....................    24


                           -------------------------

     You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the preferred stock. You should read both this prospectus and the attached Annual Report on Form 10-K and Quarterly Report on Form 10-Q , of Metropolitan Mortgage & Securities Co., Inc. for the fiscal year ended September 30, 2001 and the fiscal quarter ended March 31, 2002, respectively, carefully before you make your investment decision.

                THE METROPOLITAN CONSOLIDATED GROUP OF COMPANIES

GENERAL

     Metropolitan was incorporated in the State of Washington in January 1953. Our principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Our mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and our telephone number is (509) 838-3111. Metropolitan and our subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Metropolitan," "we" and "our" refer solely to the parent company, Metropolitan Mortgage & Securities Co., Inc.

HISTORY

     Metropolitan's controlling shareholder is C. Paul Sandifur, Jr. Mr. Sandifur has control through his voting power over a family trust and through his direct ownership of common stock. See "Item 12" in Metropolitan's Annual Report on Form 10-K for the year ended September 30, 2001, which is attached to this prospectus. As a result of Mr. Sandifur's common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company. Collectively, these affiliated companies are referred to as "affiliated companies." The charts beginning on the next page depict the relationship of some of the significant companies in the Metropolitan consolidated group, as well as some affiliated companies that are not subsidiaries of Metropolitan.

BUSINESS

     The consolidated group is engaged in a nationwide business of acquiring, holding and selling receivables. These receivables include real estate contracts and promissory notes that are secured by first position liens on real estate. Historically, these receivables have been secured primarily by residential real estate. In January 2001, the consolidated group discontinued its residential mortgage loan origination activities. During the remainder of fiscal 2002, the consolidated group expects to expand the origination of loans collateralized by commercial real estate. The commercial loans originated by the consolidated group are typically collateralized by various commercial real estate properties, including multi-family residential properties.

     The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, equipment leases and other investments. The receivables secured by real estate are typically nonconventional because they were either financed by the sellers of the properties involved or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

     The consolidated group's capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from the sale of receivables, collateralized borrowings, receivable cash flows, the sale of annuities, the sale of debt and equity securities, the sale of real estate and securities portfolio earnings.

     The consolidated group provides services to the affiliated companies for a fee and engages in various business transactions with the affiliated companies. Metropolitan provides receivable acquisition services to the affiliated companies and to our insurance subsidiary, Western United Life Assurance Company. Metropolitan's wholly owned subsidiary, Metwest Mortgage Services, Inc., conducts receivable collection and servicing activities for the affiliated companies, Metropolitan and Western Life.

     The consolidated group owns various properties acquired through repossession and other sources. These properties are held for sale and/or development. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Metropolitan's Annual Report filed on Form 10-K for the year ended September 30, 2001, which is attached to this prospectus.

ORGANIZATION CHART

     The chart below lists the principal operating subsidiaries of our parent, Metropolitan.

                                  [Org Chart]

     Metropolitan Mortgage & Securities Co., Inc.: We invest in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Consumers Group Holding Co., Inc.: A holding company, with its sole business activity currently being that of a shareholder of Consumers Insurance Company.

     Consumers Insurance Company:  An inactive property and casualty insurer.

     Metwest Mortgage Services, Inc.: Metwest primarily performs collection and servicing functions for us, its other affiliates and others. It is a Federal Housing Administration and U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association ("Fannie Mae") seller/servicer.

     Western United Holding Company: A holding company, with its primary business activity currently being that of a shareholder of Western Life.

     Western United Life Assurance Company: Western Life is the only operating subsidiary of Western Holding. Western Life is engaged primarily in the sale of annuity contracts and investing in receivables. Western Life is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

     The chart below lists the principal operating subsidiaries of Summit Securities, Inc., one of our affiliates.

                                  (ORG CHART)

     National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. It is majority owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

     Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Metropolitan Investment Securities, Inc.("MIS"): Broker-dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities. MIS is the sales agent for this offering.

     Summit Property Development, Inc.: Provides real estate development services to others; principally to Metropolitan and its subsidiaries.

     Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

     Old Standard Life Insurance Company: Engage primarily in the sale of annuity contracts. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

     Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

                    SUMMARY OF THE PREFERRED STOCK OFFERING

Preferred stock offered.......   We are offering up to 6,000,000 shares of
                                 variable rate cumulative preferred stock,
                                 Series E-7 at $25 per share. There is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

Purchase is subject to
redemption....................   Your purchase of preferred stock is subject to
                                 approval by the American Stock Exchange. If the American Stock Exchange rejects your purchase, we will redeem your shares at $25 per share, plus the amount of declared but unpaid dividends.

Ranking.......................   The Series E-7 preferred stock ranks equally
                                 with our outstanding preferred stock, Series C, D and E, as to dividends and liquidation preferences and senior to our Series G, H and subordinate preferred stock. All of our preferred stock ranks junior to all of our outstanding debts, including our outstanding notes and debentures.

Dividends.....................   We will pay dividends on the preferred stock on
                                 a cumulative basis from the date the shares are issued. The dividend rate will be adjusted monthly. When we pay dividends, they will be paid monthly based on the dividend rates described in "DESCRIPTION OF
                                 SECURITIES--Dividends."

Liquidation rights............   If we liquidate, you will have a right to
                                 receive a liquidation preference of $25 per share, plus declared and unpaid dividends. Your liquidation rights will be paid only after all of our debts, including our outstanding notes and debentures, are paid. Your liquidation rights will be paid before any liquidating distributions are paid to our common stockholders.

Redemption on call by
Metropolitan..................   We can redeem any or all shares of the
                                 preferred stock if we provide you with notice at least 30 but not more than 60 days prior to redemption by mail. If we decide to redeem your shares, you will be paid $25 per share plus the amount of any declared but unpaid dividends as of the date fixed for redemption.

Listing.......................   The preferred stock is listed for trading on
                                 the American Stock Exchange under the symbol
                                 "MPD.pr."


Market-making.................   After completion of this offering, our
                                 affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time. This prospectus may be used by our affiliates in connection with offers and sales of the preferred stock in market-making transactions.


Voting rights.................   Your voting rights will be limited to the
                                 following:

                                 - you will have those voting rights expressly
                                   granted by the laws of the State of
                                   Washington;

                                 - you will have voting rights if the dividends
                                   payable to you on your preferred stock remain unpaid for a period of time that equals 24 monthly dividends; and

                                 - you will be entitled to vote to approve the
                                   creation of a new series of preferred stock by Metropolitan if the new series ranks equally with or senior to the Series E-7 shares.

Federal income tax
considerations................   If we earn a profit on a tax accounting basis
                                 during any future year, any earnings or profits that we distribute to you will be taxable. If we incur a loss on a tax accounting basis, the dividends will be a return of capital and not taxed, but will reduce your basis in your shares. We cannot predict whether we will have future dividends, or whether those dividends will be taxable to you. You are encouraged to consult your own tax advisors about whether the dividends you will receive will be taxable income.

Use of proceeds...............   We will use the proceeds from the sales of the
                                 preferred stock (1) to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies, and then (2) to develop real estate we currently hold or acquire in the future. We may also use the proceeds to pay principal and/or interest due on debentures and notes, pay preferred stock dividends and for general corporate purposes.

Risk factors..................   Purchasing the preferred stock involves risks.
                                 You should review the risks described in this prospectus and those described in the attached
                                 Annual Report on Form 10-K of Metropolitan before you invest in the preferred stock. See
                                 "RISK FACTORS" for a discussion of the risks associated with investing in the preferred stock.

                                 CAPITALIZATION

     The following table shows the capitalization of the consolidated group at March 31, 2002.

                                                                  AMOUNT
                           CLASS                               OUTSTANDING
                           -----                               ------------
DEBT PAYABLE:
  Note payable to Federal Home Loan Bank of Seattle,
     interest rates ranging from 2.43% to 7.48%; maturity
     dates ranging from December 2002 to March 2015;
     collateralized by $134.0 million of mortgage-backed
     securities.............................................   $ 42,000,000
  Note payable to Old Standard Life Insurance Company;
     interest at 10.50% per annum; due June 30, 2005;
     collateralized by commercial land located in Pasco,
     Washington.............................................      3,689,588
  Note payable to IDS Life Insurance Company, interest at
     7.04% per annum; due August 1, 2019; collateralized by
     Metropolitan Financial Center located in Spokane,
     Washington.............................................     11,483,505
  Real estate contracts and mortgage notes payable, interest rates ranging from 5% to 11.6% per annum, due through
     2026; collateralized by senior liens on certain of the
     Company's real estate contracts, mortgage notes and
     real estate held for sale..............................      1,241,929
  Accrued interest payable..................................        193,396
                                                               ------------
          Total Debt Payable................................     58,608,418
                                                               ------------
DEBENTURE BONDS:
  Notes, maturing in 2004, at 9.0%..........................     25,000,000
  Investment Debentures, Series III maturing in 2002 to
     2012, at 5.25% to 9.75%................................    235,999,267
  Investment Debentures, Series II maturing in 2002 to 2008,
     at 6.5% to 9.75%.......................................     42,306,390
  Investment Debentures Series I, maturing in 2003 at
     6.5%...................................................          1,369
  Compound and accrued interest.............................     31,316,287
                                                               ------------
          Total Debenture Bonds.............................    334,623,313
                                                               ------------
STOCKHOLDERS' EQUITY:
  Preferred Stock...........................................     15,012,910
  Common Stock..............................................        218,250
  Additional paid-in capital................................     31,306,627
  Accumulated comprehensive loss............................     (4,224,997)
  Retained earnings (deficit)...............................     (4,292,180)
                                                               ------------
          Total Stockholders' Equity........................     38,020,610
                                                               ------------
          Total Capitalization..............................   $431,252,341
                                                               ============

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data shown below as of September 30, 2001 and 2000 and for the years ended September 30, 2001, 2000 and 1999, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the audited consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K for the year ended September 30, 2001, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1999, 1998 and 1997 and for the years ended September 30, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from audited consolidated financial statements not included in this prospectus. The summary unaudited consolidated financial data shown below as of and for the six months ended March 31, 2002 and 2001, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from Metropolitan's Form 10-Q for the quarter ended March 31, 2002 which is incorporated by reference and attached to this prospectus. The summary consolidated balance sheet data as of March 31, 2001 has been derived from unaudited financial statements not included elsewhere in this prospectus. The unaudited financial statements include all adjustments consisting of normal recurring adjustments which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The historical annual results and results for the six months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2002 or future results.

                               SIX MONTHS ENDED
                                   MARCH 31,                             YEAR ENDED SEPTEMBER 30,
                            -----------------------   --------------------------------------------------------------
                               2002         2001         2001         2000         1999         1998         1997
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  (UNAUDITED)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Revenues................  $   60,354   $   55,265   $  119,113   $  171,422   $  165,008   $  155,815   $  155,135
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Income (loss) before
    minority interest.....      (6,590)     (18,467)      (8,606)      (7,598)      16,593       10,453        9,791
  Income (loss) allocated
    to minority
    interests.............         (58)         134         (317)          (3)        (318)        (126)        (123)
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income (loss).......      (6,648)     (18,333)      (8,923)      (7,601)      16,275       10,327        9,668
  Preferred stock
    dividends.............      (1,986)      (2,293)      (4,157)      (4,553)      (3,642)      (3,732)      (4,113)
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) applicable
    to common
    stockholders..........  $   (8,634)  $  (20,626)  $  (13,080)  $  (12,155)  $   12,633   $    6,595   $    5,555
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Ratio of earnings to
    fixed charges.........          (1)          (1)          (1)          (1)        1.12         1.75         1.77
  Ratio of earnings to
    fixed charges and
    preferred stock
    dividends.............          (1)          (1)          (1)          (1)          (1)        1.37         1.31
PER COMMON SHARE DATA:
  Basic and diluted income
    (loss) per share
    applicable to common
    stockholders(2).......  $  (89,013)  $ (212,637)  $ (134,844)  $ (103,006)  $   97,933   $   50,728   $   42,733
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Weighted average number
    of common shares
    outstanding...........          97           97           97          118          129          130          130
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Cash dividends per
    common share..........  $    1,205   $    1,205   $    2,668   $    2,400   $    2,400   $    1,200   $       --
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========

                               SIX MONTHS ENDED
                                   MARCH 31,                             YEAR ENDED SEPTEMBER 30,
                            -----------------------   --------------------------------------------------------------
                               2002         2001         2001         2000         1999         1998         1997
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET
  DATA:
  Total assets............  $1,465,185   $1,289,203   $1,394,128   $1,252,933   $1,328,357   $1,279,601   $1,140,898
  Debentures, line of
    credit advances, other
    debt payable and
    securities sold, not
    owned.................  $  393,232   $  307,786   $  339,997   $  288,346   $  336,233   $  323,908   $  190,131
  Stockholders' equity....  $   38,021   $   38,107   $   40,912   $   56,858   $   71,704   $   58,757   $   54,113

---------------

(1) Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $13.1 million and $30.9 million for the six-month periods ended March 31, 2002 and 2001, respectively, and $40.2 million, $17.4 million, and $0.8 million for the years ended September 30, 2001, 2000 and 1999, respectively. The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.37 and 1.31 for the years ended September 30, 1998 and 1997, respectively. Assuming no benefit from the earnings of our subsidiaries with the exception of direct dividend payments, earnings were insufficient by approximately $18.5 million and $22.4 million for the six-month periods ended March 31, 2002 and 2001, respectively, and $50.5 million, $20.2 million and $0.4 million, for the years ended September 30, 2001, 2000 and 1999, respectively. The ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.10 and 1.01 for the years ended September 30, 1998 and 1997, respectively. Earnings were insufficient to meet fixed charges excluding preferred stock dividends by approximately $11.1 million and $28.6 million for the six-month periods ended March 31, 2002 and 2001, respectively, and $36.1 million and $12.8 million for the years ended September 30, 2001 and 2000, respectively. The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was 1.12, 1.75 and 1.77 for the years ended September 30, 1999, 1998 and 1997, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings was insufficient by approximately $16.5 million and $20.1 million for the six-month periods ended March 31, 2002 and 2001, respectively, and $46.4 million and $15.6 million for the years ended September 30, 2001 and 2000, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.13, 1.40 and 1.36 for the years ended September 30, 1999, 1998 and 1997, respectively.

(2) Earnings (loss) per common share, basic and diluted, are computed by deducting preferred stock dividends from net income (loss) and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

                                  RISK FACTORS

     When deciding whether or not to purchase the preferred stock, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Metropolitan's Annual Report on Form 10-K for the year ended September 30, 2001, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the preferred stock:

     THE DIVIDEND RATE ON THE PREFERRED STOCK CAN BE REDUCED BY OUR BOARD OF DIRECTORS AT ANY TIME WHICH COULD CAUSE YOU TO RECEIVE LOWER DIVIDENDS.

     In addition to the base dividend rate described in this prospectus, our board of directors has authorized an additional annual dividend rate of 2.65% on the Series E-7 shares. Our board of directors can increase, reduce or eliminate this additional dividend rate at any time in their sole discretion. If the board of directors reduces or eliminates the additional dividends, you could receive dividends that are lower than the initial total dividends described in this prospectus.

     WE WILL RELY, IN PART, ON OUR SUBSIDIARIES TO MAKE PAYMENTS TO US IN ORDER FOR US TO MAKE PAYMENTS ON THE SERIES E-7 PREFERRED STOCK.

     We depend, in part, on our subsidiaries to make cash payments to us to meet our payment obligations, including our obligation to pay holders of Series E-7 preferred stock. We and our subsidiaries combined may not generate earnings sufficient to enable us to meet our payment obligations. We have no agreements that prevent our subsidiaries from incurring obligations that restrict our subsidiaries' ability to make payments to us. One of our subsidiaries, Western Holding, intends to offer up to $50,000,000 of a series of its preferred stock to the public. This series of preferred stock being offered by Western Holding effectively ranks senior in liquidation to the Series E-7 shares. At March 31, 2002, approximately 84% of the Metropolitan consolidated group's assets were held by our insurance company subsidiaries. Insurance regulations restrict the payment of cash dividends by the insurance company to its portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. Furthermore, the payment of extraordinary dividends by our insurance company subsidiaries, as statutorily defined, is subject to prior notice to and review and approval by the Washington State Insurance Commissioner. If our subsidiaries stopped or were prevented from making payments to us, we may be unable to pay dividends on the Series E-7 preferred stock.

     OUR EARNINGS HAVE BEEN INSUFFICIENT TO COVER FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE LAST THREE FISCAL YEARS AND THE SIX-MONTH PERIOD ENDED MARCH 31, 2002, WHICH, IF CONTINUED, COULD RESULT IN OUR INABILITY TO PAY YOU THE FULL AMOUNTS YOU ARE ENTITLED TO ON YOUR PREFERRED STOCK.

     Our consolidated net income for the fiscal years ending September 30, 2001, 2000 and 1999 and the six-month period ended March 31, 2002 was insufficient to cover fixed charges, including preferred stock dividend requirements. The elimination of non-recurring income items would have increased this insufficiency and would also have created an insufficiency in 1998. In order to have the necessary funds to meet our obligations as they become due, we will be required to generate additional earnings, make additional sales of our investment debentures and preferred stock, or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to sell a sufficient amount of debentures and preferred stock or obtain funds from other sources, we may not have sufficient funds to pay you the full amounts you are entitled to on your preferred stock.

     OUR INEXPERIENCE IN ORIGINATING COMMERCIAL LOANS COULD LEAD TO LOSSES.

     During the fiscal year ended September 30, 2001, we began originating commercial loans collateralized by various types of commercial properties. We currently expect to expand the origination of commercial loans during the remainder of fiscal year 2002. However, these loans may not achieve desirable yields and the rates of default on the commercial loans we originate or purchase may be higher than we anticipate. If we inaccurately predict the yields or rates of default, our business could be harmed.

     WE CAN ISSUE MORE COMPANY SECURITIES.

     The Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock Series E-7 defines your rights in the preferred stock. This statement does not restrict our ability to issue additional debt, preferred stock or other equity securities in our company. If we issue additional securities and subsequently become insolvent, you may not receive the full amounts owed to you on the preferred stock.

     YOUR LIQUIDATION RIGHTS WILL BE JUNIOR TO OUR CURRENT AND FUTURE DEBTS AND THE LIABILITIES OF OUR SUBSIDIARIES.

     If we liquidate, we must pay all of our outstanding debt before we can make any distributions dividends to you. In addition, the liabilities of our subsidiaries, including the preferred stock Western Holding intends to offer, must be paid before we can use those assets to pay liquidation distributions to you. In addition, if we liquidate and there is not enough money to distribute to all Series E-7 shareholders for their entire respective liquidation rights, you will share the shortfall with the other Series C, D and E preferred shareholders in proportion to your respective liquidation rights.

     BECAUSE THE PREFERRED STOCK IS STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES, YOU MAY NOT BE FULLY REPAID IF WE BECOME INSOLVENT.

     Holders of any preferred stock of any of our subsidiaries and creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the preferred stock. As a result, the preferred stock is structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries, including the preferred stock being offered by Western United. We do not have any agreements that prevent our subsidiaries from incurring debt or issuing preferred stock in the future. As a holder of preferred stock, you do not have a claim to the assets of any of our subsidiaries. If we become insolvent, preferred stockholders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the preferred stock.

     LISTING ON THE AMERICAN STOCK EXCHANGE DOES NOT GUARANTEE A MARKET FOR THE PREFERRED STOCK.


     Although the preferred stock is listed on the American Stock Exchange, the trading activity to date has been very limited. An active trading market may not develop, and if developed, may not be sustained or provide you a means to sell your shares. In addition, the market price of the preferred stock could decline below the initial public offering price. Prices for the preferred stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perception of us and general economic, industry and market conditions. After completion of this offering, our affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time.


     THE PREFERRED STOCK HAS LIMITATIONS ON REDEMPTION AND RESTRICTIONS ON DIVIDENDS.

     If we have not paid cumulative dividends to all preferred shareholders, we cannot purchase or offer to exchange your shares unless we make the same offer to all preferred shareholders. We will not pay dividends to you unless the cumulative dividends have been paid or are being paid to all other holders of preferred stock ranking equally with or senior to the Series E-7 shares.

     LACK OF VOTING CONTROL OF THE COMPANY.

     You will have very few voting rights as an owner of preferred stock. The only class of stock carrying full voting rights is our common stock.

     WE CAN REDEEM OR CALL THE PREFERRED STOCK IN OUR OWN DISCRETION.

     We have the option of calling or redeeming your shares at any time for $25 per share plus any declared and unpaid dividends.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including in particular the statements about Metropolitan's current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward-looking statements are reasonable, these expectations, plans, strategies, prospects and projections about future events may not be achieved or actually occur. We have included important factors that could cause actual results to differ materially from the forward-looking statements under the heading "--Risk Factors" above and elsewhere in this prospectus, including under the headings "--Business-Factors Affecting Future Operating Results" and "--Regulation" in our Annual Report on Form 10-K for the year ended September 30, 2001, incorporated into and attached to this prospectus. These forward-looking statements are subject to and qualified by risks, uncertainties and assumptions about Metropolitan, including:

     - our anticipated growth strategies;

     - anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

     - future interest rate trends, movements and fluctuations;

     - future expenditures for purchasing receivables;

     - our ability to continue to control costs and accurately price the risk of default on the payment of receivables; and

     - the impact and effects of the events of September 11, 2001 and any further similar events that may occur in the future.

                                USE OF PROCEEDS

     If all of the preferred stock we are offering is sold, we expect proceeds to total $150,000,000, before deducting sales commissions and other expenses. Offering expenses are estimated at $181,000 and sales commissions will be a maximum of 6% of the offering proceeds. We may not be able to sell any or all of the preferred stock.

     In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this preferred stock offering (1) for funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies; and then to (2) the development of real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. Since we do not know the total amount of preferred stock that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. We currently anticipate that approximately 80% of the net proceeds will be used for purposes described in clause (1) and 20% will be used as described in clause
(2). However, a change in capital requirements could cause a change in this allocation.

     To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used for retiring maturing investment debentures and notes, preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. In addition to this preferred stock offering, we currently have an ongoing offering of our debentures. Approximately

$44.9 million in principal amount of debt securities will mature between July 1, 2002 and July 31, 2003 with interest rates ranging from 5.25% to 9.0%, with a weighted average of approximately 7.5% per annum. See "BUSINESS
OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 2001.

     We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

     In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                           DESCRIPTION OF SECURITIES

DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Metropolitan consists of:

     - 222 shares of Class A Common Stock, $2,250 par value,

     - 222 shares of Class B Common Stock, $2,250 par value,

     - 750,000 shares of Preferred Stock, Series A, $1 par value,

     - 200,000 shares of Preferred Stock, Series B, $10 par value,

     - 1,000,000 shares of Preferred Stock, Series C, $10 par value,

     - 1,375,000 shares of Preferred Stock, Series D, $10 par value,

     - 5,000,000 shares of Preferred Stock, Series E, $10 par value,

     - 10,000,000 shares of Preferred Stock, Series E-7, $2.50 par value,

     - 2,000,000 shares of Preferred Stock, Series G, $10 par value,

     - 3,000,000 shares of Preferred Stock, Series H, $10 par value, and

     - 1,000,000 shares of Subordinate Preferred Stock, no par value.

     Of the shares authorized, 97 shares of Common A, 248,187 shares of Preferred C, 305,040 shares of Preferred D, 687,099 shares of Preferred E, 980,134 shares of Preferred E-7, 8,693 shares of Preferred G and 7,238 shares of Preferred H were issued and outstanding as of March 31, 2002.

DESCRIPTION OF PREFERRED STOCK

     This offering consists of 6,000,000 shares of Variable Rate Cumulative Preferred Stock, Series E-7. All of the outstanding shares of preferred stock and the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of the preferred stock have been fixed and determined by our board of directors and are contained in the statement of rights, designations and preferences of the preferred stock approved by our board of directors.

     The following statements relating to the preferred stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the statement of rights which is filed as an exhibit to the registration statement that includes this prospectus. The statement of rights is also available for inspection at the principal office of Metropolitan. We encourage you to read the statement of rights as it, and not this prospectus, governs your rights under the preferred stock.

DIVIDENDS

     Dividends on the preferred stock are cumulative and are expected to be declared monthly, payable to shareholders of record as of the fifth calendar day of each month. Dividends will be paid on the twentieth calendar day of each month in an amount equal to $25 per share multiplied by the dividend rate, divided by 12. The dividend rate will be a variable rate that is adjusted monthly as described below. The board of directors of Metropolitan may, in its discretion, authorize by resolution a higher rate for the Series E-7 shares. If the board of directors authorizes a higher rate, it may reduce or eliminate that higher rate at any time in its sole discretion.

     The annual dividend rate will be the sum of (1) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty-year constant maturity rate, each as described below; plus (b) 0.50%. Our board of directors has authorized an additional annual dividend rate on the Series E-7 preferred stock of an additional 2.65% annually, which is in addition to the above annual dividend rate. This additional dividend rate may be eliminated or reduced at any time by our board of directors. The annual dividend rate, after applying any additional rate authorized by the board, can not be less than 6% or greater than 14% per annum.

     The three-month Treasury Bill rate for each dividend period is based on the weekly per annum market discount rate for three-month U.S. Treasury bills. The ten-year constant maturity rate for each dividend period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of ten years. The twenty-year constant maturity rate for each dividend period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of twenty years.

     Each of the above three rates will be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency that we select, during the period of the 14 calendar days that begin 24 days prior to the first day of the dividend period for which the dividend rate on preferred stock is being determined.

     If any or all of these methods are unavailable, the statement of rights includes other methods to determine the dividend rate. If we determine in good faith that one or more of these rates cannot be determined for any dividend period, then the dividend rate for that period will be the higher of whichever of the rates that can be determined, plus 0.50%, divided by 12. If we determine in good faith that none of the rates can be determined for any dividend period, then the dividend rate in effect for the preceding dividend period will be continued for that dividend period. We will calculate the dividend rate for each monthly dividend period as promptly as practicable. We will enclose notice of the dividend rate with the mailed dividend payment check. In making the calculation, the three-month U.S. Treasury Bill rate, ten-year constant maturity rate and twenty-year constant maturity rate will each be rounded to the nearest five one-hundredths of a percentage point.

RESTRICTIONS ON DIVIDENDS

     We may not declare or pay a dividend on Series E-7 preferred stock unless the full cumulative dividend on all Series C, D and E preferred stock, and any preferred stock that we may issue in the future ranking senior to the Series E-7 preferred stock, has been paid. We may not declare or pay a dividend on any share of Series E-7 preferred stock for any dividend period unless, at the same time, a like dividend is declared and paid on all shares of Series E-7 preferred stock previously issued and outstanding and entitled to receive dividends. Dividends may only be paid from legally available funds.

     If any shares of Series E-7 preferred stock are outstanding and the full cumulative dividends on all previously outstanding Series E-7 preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past dividend periods, we may not:

     - declare, pay or set aside for payment any dividend on the Series E-7 shares, except as provided below;

     - declare or pay any other dividend on common stock or on any other stock ranking junior to or on a parity with the Series E-7 preferred stock as to dividends or upon liquidation; or

     - redeem, purchase or otherwise acquire common stock or any other stock of Metropolitan ranking junior to or on a parity with Series E-7 preferred stock as to dividends or upon liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for stock of Metropolitan ranking junior to Series E-7 preferred stock as to dividends and upon liquidation.

     Notwithstanding the above, we may declare, pay or set aside payment for:

     - dividends made in shares of common stock;

     - dividends made in shares of any other stock ranking junior to Series E-7 preferred stock as to dividends and in liquidation; and

     - dividends where a like dividend is declared or paid on all shares of Series E-7 preferred stock then issued and outstanding and entitled to receive dividends.

     We may pay dividends ratably on the shares of Series E-7 preferred stock and shares of any stock of ours ranking equally with the Series E-7 preferred stock with regard to the payment of dividends, in accordance with the sums which would be payable on those shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no dividends on any of our series of preferred stock were in arrears. No interest will be paid for or on account of any unpaid dividends.

LIQUIDATION RIGHTS

     If any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan occurs, the Series E-7 shareholders will be entitled to receive liquidating distributions, in the amount of $25 per share plus declared and unpaid regular monthly dividends, out of the assets of Metropolitan available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any stock of Metropolitan ranking, upon liquidation, junior to the Series E-7 preferred stock. The Series E-7 preferred stock is junior in liquidation rights to outstanding debt of Metropolitan. As of March 31, 2002, the total consolidated liabilities of Metropolitan ranking senior in liquidation preference to preferred stock were approximately $408.7 million, excluding insurance company reserves. In addition, as of March 31, 2002, we had 2,220,460 shares combined of Series C, D and E preferred stock outstanding with a combined liquidation preference of approximately $58.3 million that ranks equally with the Series E-7 shares. There are no limitations on our ability to incur additional indebtedness or to issue additional shares of preferred stock, except with respect to the creation of any new series of preferred stock described below under the heading "--Voting Rights" below.

     The statement of rights provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Metropolitan's property or assets to, or its consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of Metropolitan. If the aggregate liquidation preference payable with respect to the Series E-7 preferred stock, and any other shares of stock of Metropolitan ranking equally with the Series E-7 preferred stock with respect to the, dividend, are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, then the holders of Series E-7 preferred stock and of these other shares will share ratably in any distribution of assets of Metropolitan in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets by Metropolitan.

REDEMPTION OF SHARES

     General. If cumulative dividends on preferred stock have not been paid in full, Metropolitan may not purchase or acquire any shares of preferred stock other than by a purchase or exchange offer made on the same terms to all holders of preferred stock.

     On call by Metropolitan. Subject to regulatory restrictions affecting redemptions during an offering, the shares of Series E-7 preferred stock are redeemable, in whole or in part, only at the option of Metropolitan at a redemption price of $25 per share plus declared and unpaid dividends to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by Metropolitan and the shares to be redeemed will be determined by any method Metropolitan, in its sole discretion, deems to be equitable. If the purchase of a Series E-7 share is not approved by the American Stock Exchange, Metropolitan will redeem that share together with declared but unpaid dividends to the date fixed for redemption.

     Discretionary Redemption Upon Request of the Holder. Preferred Stock is not redeemable at the option of the holder. If, however, Metropolitan receives an unsolicited written request for redemption of shares from any holder, Metropolitan may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. No redemptions may be made at the request of a holder until three years after the original date of purchase of that share, except in the case of death or major medical emergency of the holder. Any shares tendered at the request of a holder, which Metropolitan in its discretion allows for redemption, will be redeemed by Metropolitan directly, and not from or through a broker/dealer, at a price per share determined by Metropolitan.

     There can be no assurance that Metropolitan's financial condition will allow it to exercise its discretion to accept any request for redemption of preferred stock. Metropolitan will not redeem any Series E-7 shares tendered for redemption:

     - if to do so would, in the opinion of Metropolitan's management, be unsafe or unsound in light of Metropolitan's financial condition, including its liquidity position;

     - if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or

     - if payment of any dividend on Series C, D or E preferred stock or on shares of any stock of Metropolitan ranking at least equal with the preferred stock is in arrears as to dividends.

MARKET FOR PREFERRED STOCK

     The preferred stock is listed on the American Stock Exchange under the symbol "MPD.pr." However, trading activity to date has been very limited. We are aware of only one reported trade on the AMEX since the preferred stock was listed for trading in January of 2002. Therefore, the single reported trading price is not likely to be indicative of future trading prices of the preferred stock, if any. If a market does develop, the trading price of the preferred stock in that market could trade below its initial issue price of $25.00 per share.

VOTING RIGHTS

     The preferred stock has no voting rights except as provided in the statement of rights, and except as required by the laws of the State of Washington regarding amendments to Metropolitan's articles of incorporation that adversely affect holders of these shares as a class and requires approval of 66 and 2/3% of the outstanding shares entitled to vote.

     The statement of rights provides that holders of the Series E-7 preferred stock, together with the holders of Metropolitan's other outstanding preferred stock, voting separately and as a single class, are entitled to elect a majority of the board of directors of Metropolitan if dividends payable on any shares of preferred stock are in arrears in an amount equal to 24 or more full monthly dividends per share. This right will continue until all dividends in arrears have been paid in full.

     Further, we may not create a new class of preferred stock that is senior in preference to the Series E-7 preferred stock without the approval by the holders of at least two-thirds of the then outstanding Series E-7 preferred stock, voting together as a class. In addition, we may not create a new class of preferred stock that is equal in preference to the Series E-7 preferred stock without the approval by the holders of at least a majority of the then outstanding Series E-7 preferred stock, voting together as a class.

SUMMARY OF PREFERRED STOCK ATTRIBUTES

     The following table shows several of the primary differences and relative rights of the various series of outstanding preferred stock of Metropolitan as of the date of this prospectus, including the preferred stock, Series E-7 offered in this prospectus:

                                         OFFERING   LIQUIDATION   REDEMPTION
SERIES                                    PRICE     PREFERENCE     PRICE(1)    DIVIDEND RATE
------                                   --------   -----------   ----------   -------------
C......................................    $ 10        $ 10         $ 9.90     Variable Rate
D......................................      10          10           9.90     Variable Rate
E-1....................................      10          10           9.90     Variable Rate
E-2....................................     100          10(2)       99.00     Variable Rate
E-3....................................     100          10(2)       99.00     Variable Rate
E-4....................................     100         100          99.00(3)  Variable Rate
E-5....................................     100         100          99.00(3)  Variable Rate
E-6....................................     100         100          99.00(3)  Variable Rate
E-7....................................      25          25               (3)  Variable Rate
G......................................     100         100(4)       99.00(3)  Variable Rate
H......................................     100         100(4)       99.00(3)  Variable Rate(5)

---------------

(1) The redemption price shown is for redemptions at the request of the shareholder. For Series E-7, the redemption price for redemptions at the request of the holder is at the discretion of Metropolitan. The decision to redeem shares is also at the sole discretion of Metropolitan. In the event of a redemption at the request of Metropolitan, the redemption price per share for authorized shares of Series C, D and E-1 preferred stock is $10 and for Series E-2 through E-6 and Series G and H preferred stock is $100. The redemption price for redemptions of Series E-7 at the request of Metropolitan is $25 per share. Redemptions, if any, will be made at the price shown, plus declared but unpaid dividends.

(2) The liquidation preference per share for Series E-2 and E-3 is $10. In addition, Metropolitan's amended Articles of Incorporation provide that the Series E-2 and E-3 shareholders will receive liquidation dividends of up to $90 per share prior to any dividend to the common shareholders.

(3) Series E-4, E-5, E-6, E-7, G and H preferred stock are not redeemable at the request of the holder during the first three years after their respective issuance except for instances of death or medical emergency.

(4) Shares of Series G and H preferred stock are subordinate in liquidation preference and right of payment to Series C through E shares.

(5) Dividends on Series H shares will be paid in additional shares of Series H preferred stock.

TRANSFER AGENT

     U.S. Bank, National Association acts as the transfer agent for the Series E-7 preferred stock.

BOOK-ENTRY ISSUANCE

     General. The Depository Trust Company ("DTC") will act as securities depository for the preferred stock. The preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the DTC's nominee. One or more fully-registered global preferred stock certificates, representing the total aggregate number of shares of the preferred stock, will be issued to and deposited with the DTC. The DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. The DTC holds securities that its participants deposit with the DTC. The DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in the DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. The DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a participant. The rules applicable to the DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of preferred stock under the DTC system must be made by or through participants, which will receive a credit for the preferred stock on the DTC's records. The ownership interest of each actual purchaser, or beneficial owner, of each preferred share is in turn to be recorded on the participants' and indirect participants' records. Beneficial owners will not receive written confirmation from the DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants or indirect participants through which the beneficial owners purchased preferred stock. Transfers of ownership interests in preferred stock are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in preferred stock, except in the event that use of the book-entry system for the preferred stock is discontinued.

     The DTC has no knowledge of the actual beneficial owners of the preferred stock. The DTC's records reflect only the identity of the participants to whose accounts the preferred stock is credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     So long as the DTC, or its nominee, is the registered owner or holder of a global preferred stock certificate, the DTC or its nominee, as the case may be, will be considered the sole owner or holder of the preferred stock represented thereby for all purposes. No beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the DTC's applicable procedures.

     Conveyance of notices and other communications by the DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices, if applicable, in respect of any preferred stock held in book-entry form will be, sent to Cede & Co. If less than all of the preferred stock is being redeemed, the DTC will determine the amount of the interest of each participant to be redeemed in accordance with its procedures.

     Although voting with respect to the preferred stock is limited, in those cases where a vote is required, neither the DTC nor Cede & Co. will itself consent or vote with respect to the preferred stock. Under its usual procedures, the DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the preferred stock is credited on the record date (identified in a listing attached to the omnibus proxy).

     Except as provided in this prospectus, a beneficial owner of an interest in a global security will not be entitled to receive physical delivery of the preferred stock represented thereby. Accordingly, each beneficial owner must rely on the procedures of the DTC to exercise any rights under the preferred stock.

     Although the DTC has agreed to these procedures in order to facilitate transfers of interests in global preferred stock among participants of the DTC, the DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the DTC or its participants or indirect participants under the rules and procedures governing the DTC. The DTC may discontinue providing its services as securities depository with respect to the preferred stock at any time by giving notice to us. If this occurs, and in the event that a successor securities depository is not obtained, preferred stock certificates are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the DTC or a successor depository. In that event, if we do not make arrangements for an alternative book-entry system, certificates for the preferred stock will be printed and delivered. In each of the above circumstances, we will appoint a paying agent with respect to the preferred stock.

     The laws of some states may require that some persons take physical delivery in certificated form of specified securities, such as the preferred stock, that they own. Consequently, the ability to transfer beneficial interests in a global security to these persons will be limited to that extent. Because the DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and various banks, the ability of a person having beneficial interests in a global security to pledge their interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing their interests.

     Except as described below, owners of beneficial interests in the global preferred stock will not be entitled to have preferred stock registered in their names, will not receive or be entitled to receive physical delivery of preferred stock in certificated form and will not be considered the registered owners or holders thereof for any purpose.

     Exchange of Book-Entry Preferred Stock for Certificated Preferred Stock. A global security is exchangeable for preferred stock in registered certificated form only if:

     - The DTC notifies us that it is no longer willing or able to properly discharge its responsibilities with respect to the preferred stock or has ceased to be a "clearing agency" registered under the Exchange Act and we are unable to locate a qualified successor; or

     - we, in our sole discretion, elect to terminate the book-entry system through the DTC and do not make arrangements for an alternative book-entry system.

     How Payments Will be Made on the Preferred Stock. Dividends, other distributions and redemption proceeds, if any, on the preferred stock held in book-entry form will be made to the DTC in immediately available funds. The DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their holdings shown on the DTC's records unless the DTC has reason to believe that it will not receive payments on the payment date. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants and indirect participants and not of the DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to the DTC is our responsibility, disbursement of the payments to participants is the responsibility of the DTC, and disbursement of the payments to the beneficial owners is the responsibility of participants and indirect participants.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe are reliable, but we take no responsibility for the accuracy of these statements.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following discussion summarizes the material federal income tax consequences of dividends paid on the preferred stock and is based upon the Internal Revenue Code of 1986 (the "Code"), existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any of these changes may or may not be retroactive with respect to transactions effected prior to the date of the changes. We have not requested, and will not request, an opinion of counsel or a ruling from the IRS regarding any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in this prospectus.

     This discussion does not discuss all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

     Dividends paid to the holders of preferred stock may or may not be taxable depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Metropolitan as calculated for federal income tax purposes. In any case, dividends paid with respect to the preferred stock may be eligible for the dividends received deduction if held by corporations, as discussed below. To the extent, if any, that dividends paid by Metropolitan to the holders of preferred stock exceed current and accumulated earnings and profits of Metropolitan, these dividends will be treated first as a tax-free return of capital, reducing the holder's basis in the preferred stock, but not below zero, and thereafter, as capital gains, or ordinary gains if the preferred stock is not held by the holder as a capital asset.

     Metropolitan believes that dividends with respect to Metropolitan's preferred stock paid during the calendar years 1984 through 1992 and in 1994 were a return of capital under Section 301 of the tax code. Metropolitan has filed a Report of Nontaxable Dividends for the years 1984 through 1992 and in 1994 with the IRS. Metropolitan believes that dividends paid during 1993 and 1995 through 2001 were taxable. Metropolitan is currently unable to predict the character of its dividends for future years, but as required by the tax code, will report annually to shareholders regarding the tax character of the prior year's dividends.

     Each preferred shareholder's individual tax circumstances are unique. In addition, some of the features such as our right to call the preferred stock are common characteristics of debt obligations. Accordingly, preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment of any dividend made with respect to the preferred stock.

     Dividends paid with respect to the preferred stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Metropolitan as other payments of dividends. These dividends are not deductible by Metropolitan under current tax law. Additionally, dividends to foreign taxpayers are subject to special rules not discussed in this prospectus.

TAX-EXEMPT PLANS

     Tax-exempt pension or profit sharing plans may be entitled to exclude dividends with respect to the preferred stock from the calculation of unrelated business taxable income.

CORPORATE HOLDERS

     In general, corporate holders of preferred stock may exclude 70% of the dividends received on that preferred stock. This percentage may be increased to 80% if the corporate shareholder owns at least 20% of the stock of the issuer, as measured by voting power or fair market value.

     In order to qualify for the exclusion, with regard to any particular dividend, a corporate shareholder must have owned the preferred stock for at least 45 days during the 90-day period commencing 45 days prior to the ex-dividend date of the preferred stock. In some cases, this holding period may be increased. For purposes of the foregoing, a corporation will not be deemed to hold the stock for any period during which that corporation has the option to sell the stock or is otherwise protected from the risk of loss regarding the stock.

     The dividends-received deduction will be reduced with respect to debt-financed portfolio stock. In general, any stock is portfolio stock unless the holder owns at least 50% of the stock of the issuing corporation. Portfolio stock is debt-financed if any indebtedness is directly attributable to the investment in such stock.

     The ability to exclude dividends with respect to the preferred stock depends, in addition to the foregoing, on the treatment of the preferred stock as debt for federal income tax purposes. We believe that the preferred stock will be treated as stock, rather than debt, for federal income tax purposes.

                              PLAN OF DISTRIBUTION


     The Series E-7 preferred stock is being offered to the public on a continuous best efforts basis through MIS, which is an affiliate of Metropolitan. Accordingly, this offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by Metropolitan on most preferred stock sales. Preferred stock is offered only for cash. MIS will transmit the funds or other consideration it receives directly to Metropolitan by noon of the next business day after receipt. During the fiscal year ended September 30, 2001, MIS received commissions of approximately $95,000 on sales of Metropolitan's preferred stock through MIS's in-house trading list, and commissions of approximately $47,000 from Metropolitan on sales of approximately $1.5 million of Metropolitan's preferred stock through initial issuance sales to the public.


     MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Metropolitan and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the offering price of the preferred stock is consistent with Roth's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Therefore, the price offered for the preferred stock will be no higher than Roth would have independently recommended. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Roth will receive $60,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $10,000.

     We have agreed to indemnify Roth against, or make contributions with respect to liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 resulting from any misstatement made in this prospectus, except if such liability is a direct result of Roth's negligence, bad faith or willful misfeasance.


     After completion of this offering, MIS may act as a market maker for the preferred stock, but is not required to do so. If MIS does make a market, MIS may stop making a market in the preferred stock at any time. This prospectus may be used by MIS in connection with offers and sales of the preferred stock in market-making transactions.


     Until the distribution of the preferred stock is completed, SEC rules may limit MIS from bidding for and purchasing the preferred stock. However, MIS may engage in transactions that stabilize the price of the preferred stock, like bids or purchases to peg, fix or maintain that price. MIS has advised us that, under Regulation M of the Securities Exchange Act of 1934, they may engage in these stabilizing transactions, which may have the effect of raising or maintaining the market price of our preferred stock or preventing or retarding a decline in the market price of our preferred stock. A stabilizing transaction is a bid for or the purchase of the preferred stock on behalf of MIS for the purpose of fixing or maintaining the price of the preferred stock. MIS has advised us that these transactions may be effected on the American Stock Exchange or otherwise. Neither we nor MIS make any representation that MIS will engage in these stabilizing transactions and these transactions, if begun, may be discontinued without notice. Neither we nor MIS make any representation or prediction as to the direction or magnitude of the effect that the stabilizing transactions, if commenced, may have on the market price of our preferred stock.


     In connection with a prior registered offering of the Series E-7 preferred stock, MIS has previously submitted to the American Stock Exchange a stabilizing bid of $25.00 per share. There have not been any purchases of the Series E-7 preferred stock through MIS's stabilizing bid.


     MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

     Sales of preferred stock will not be made in discretionary accounts. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

     The legality of the preferred stock being issued in this prospectus has been passed upon for Metropolitan by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements and schedules of Metropolitan Mortgage & Securities Co., Inc. at September 30, 2001, and for the year then ended, appearing in Metropolitan Mortgage & Securities Co., Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Metropolitan Mortgage & Securities Co., Inc. as of September 30, 2000 and for each of the two years in the period ended September 30, 2000, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. The SEC's telephone number is (800) SEC-0330. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Metropolitan that file electronically with the SEC at the following Internet address:
(http://www.sec.gov).

     We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the preferred stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are incorporated in this prospectus by reference:

          Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 2001.

          Current Report on Form 8-K of Metropolitan dated October 22, 2001.

          Quarterly Report on Form 10-Q of Metropolitan for the fiscal quarter ended December 31, 2001.

          Current Report on Form 8-K of Metropolitan dated January 25, 2002.

          Quarterly Report on Form 10-Q of Metropolitan for the fiscal quarter ended March 31, 2002.

          Current Report on Form 8-K of Metropolitan dated April 5, 2002.

          Metropolitan's Commission file number is 1-15595.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                   (Metropolitan Mortgage & Securities Logo)

                           UP TO 6,000,000 SHARES OF
                   VARIABLE RATE CUMULATIVE PREFERRED STOCK,
                                   SERIES E-7

                                   ----------

                                   PROSPECTUS

                                   ----------

                                          , 2002

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee........................................  $ 13,800
NASD Filing Fee.............................................    15,500
Independent Underwriter Fee and Expenses....................    60,000
Accounting Fees and Expenses(1).............................    20,000
Legal Fees and Disbursements(1).............................    40,000
Printing Expenses(1)........................................    30,000
Miscellaneous Expenses(1)...................................     1,700
                                                              --------
Total Expenses..............................................  $181,000
                                                              ========

---------------

(1) Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

ITEM 16. EXHIBITS

(a) Exhibits


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Selling Agreement between Metropolitan and
          Metropolitan Investment Securities, Inc. (incorporated by
          reference to exhibit 1(a) to Registration No. 333-43889,
          filed January 8, 1998).
 1.2      Form of Agreement to Act as "Qualified Independent
          Underwriter," between Metropolitan, Metropolitan Investment
          Securities, Inc. and Roth Capital Partners, LLC.*
 1.3      Form of Pricing Recommendation Letter of Roth Capital
          Partners, LLC.*
 5.1      Opinion of Kutak Rock LLP as to the validity of the shares.*
10.1      Form of Reinsurance Agreement between Western United and Old
          Standard (Incorporated by reference to Exhibit 10(d) to
          Metropolitan's Annual Report on Form 10-K for fiscal 1998).
10.2      Servicing Rights Purchase Agreement among Ocwen Federal Bank
          FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (Incorporated by reference to Exhibit
          10.02 to Metropolitan's Annual Report on Form 10-K filed
          December 31, 2001).
10.3      Amendment No. 1 to Servicing Rights Purchase Agreement among
          Ocwen Federal Bank FSB, Metropolitan and various sellers
          named therein, dated as of May 11, 2001 (Incorporated by
          reference to Exhibit 10.03 to Metropolitan's Annual Report on Form 10-K filed December 31, 2001).
10.4      Servicing Agreement among Ocwen Federal Bank FSB,
          Metropolitan and various owners named therein, dated as of
          April 1, 2001 (Incorporated by reference to Exhibit 10.04 to
          Metropolitan's Annual Report on Form 10-K filed December 31,
          2001).
10.5      Flow Subservicing Agreement among Ocwen Federal Bank FSB,
          Metropolitan and various owners named therein, dated as of
          September 1, 2001 (Incorporated by reference to Exhibit
          10.05 to Metropolitan's Annual Report on Form 10-K filed
          December 31, 2001).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
12.1      Statement of computation of ratio of earnings to fixed
          charges and preferred stock dividends.*
23.1      Consent of Ernst & Young LLP, Independent Auditors.*
23.2      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.*
23.3      Consent of Kutak Rock LLP (included in Exhibit 5.1).
24.1      The Power of Attorney, included on Page II-4 of the
          Registration Statement filed on July 18, 2002, is
          incorporated herein by reference.


---------------


* Previously filed.


ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

     (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused Pre-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 12th day of August, 2002.


                                        METROPOLITAN MORTGAGE & SECURITIES CO.,
                                        INC.

                                              /s/ C. PAUL SANDIFUR, JR.
                                        ----------------------------------------
                                                 C. Paul Sandifur, Jr.
                                                       President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                      TITLE                      DATE
                    ---------                                      -----                      ----

            /s/ C. PAUL SANDIFUR, JR.                President, Chief Executive          August 12, 2002
 ------------------------------------------------      Officer and Chairman of the
              C. Paul Sandifur, Jr.                    Board

                     /s/ ***                         Controller (Principal Financial     August 12, 2002
 ------------------------------------------------      Officer)
                  Robert A. Ness

                     /s/ ***                         Secretary and Director              August 12, 2002
 ------------------------------------------------
                  Reuel Swanson

                     /s/ ***                         Director                            August 12, 2002
 ------------------------------------------------
                  Gary Brajcich

                                                     Director                            August 12, 2002
 ------------------------------------------------
                  Harold Erfurth

                     /s/ ***                         Director                            August 12, 2002
 ------------------------------------------------
                    Irv Marcus

                     /s/ ***                         Director                            August 12, 2002
 ------------------------------------------------
                   Samuel Smith

                     /s/ ***                         Director                            August 12, 2002
 ------------------------------------------------
                William D. Snider

                     /s/ ***                         Director                            August 12, 2002
 ------------------------------------------------
                 John T. Trimble


***By           /s/ C. PAUL SANDIFUR, JR.
        ------------------------------------------
                  C. Paul Sandifur, Jr.
                   as attorney-in-fact


                                       II-4